                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

                                                               FORM 4

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person
  Klipper,         Mitchell           S.          Barnes & Noble, Inc.       Symbol=BKS                                                                                to Issuer (Check all applicable)
__________________________________________  _____________________________________________     ___ Director      ___ 10% Owner
                                                                                               X  Officer (give ___ Other (Specify
  (Last)          (First)         (Middle)  3. IRS Identification   4. Statement for          --- title below)      below)
c/o Barnes & Noble, Inc.                       Number of Reporting     Month/Year
122 Fifth Avenue                               Person, if an Entity        June 2001          Executive Vice President
__________________________________________     (Voluntary)          ______________________________________________________________
                 (Street)
                                                                    5. If Amendment, Date of   8. Individual or Joint/Group Filing
New York,          NY           10011                                   Original (Month/Year)     (Check applicable line)
__________________________________________                                                    _X_ Form Filed by one Reporting Person
  (City)          (State)          (Zip)                                                      ___ Form Filed by more than one
                                                                                                  Reporting Person

>
                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                     5. Amount of
                                          3. Trans-    4.  Securities Acquired (A)      Securities
                              2. Trans-      action        or Disposed of (D)           Beneficially  6. Ownership
                                 action      Code          (Instr. 3, 4 and 5)          Owned at         Form:         7. Nature of
                                 Date        (Instr.   ---------------------------      End of           Direct(D)        Indirect
                                 Month/        8)                  (A)                  Month               or            Beneficial
1.  Title of Security            Day/     -----  ---    Amount      or     Price        (Instr.          Indirect(I)      Ownership
    (Instr.3)                    Year)     Code   V                (D)                  3 and 4)         (Instr. 4)      (Instr. 4)
----------------------------- ---------   ----------   --------    ---    --------   ------------     -------------    ------------
Common Stock                    6/20/01     M          151,600(1)   A     $10.1250(1)
Common Stock                    6/20/01     S          151,600      D     $37.7781
Common Stock                    6/21/01     M          148,400(1)   A     $10.1250(1)
Common Stock                    6/21/01     S          148,400      D     $37.7510        -0-

* If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                             (Print or Type Response)                                        (Over)

                   Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                          Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                          Price of      Date        Code          Disposed of (D)         -----------------------
                                          Deriv-        (Month/    (Instr. 8)     (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/     -----   ----  -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)     Code     V         A          D         able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------
Stock Option (Right to Buy)            $10.125(1)       6/20/01     M                         151,600(1)   4/1/94       4/1/03
Stock Option (Right to Buy)            $10.125(1)       6/21/01     M                         148,400(1)   4/1/94       4/1/03
Stock Option (Right to Buy)            $23.650          3/13/01     A      V      6,250                      (2)        3/12/11

                                                                          9. Number of    10. Ownership Form
                                                                             Derivative       of Deriv-
                                                                             Securities       ative
                        7. Title and Amount of Underlying                    Benefi-          Security:
                           Securities (Instr. 3 and 4)                       cially           Direct       11. Nature of
                        ---------------------------------  8. Price of       Owned            (D) or           Indirect
                                                Amount or     Derivative     at End           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       of Month         (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------
Stock Option (Right
to Buy)                 Common Stock            151,600(1)
Stock Option (Right
to Buy)                 Common Stock            148,400(1)
Stock Option (Right
to Buy)                 Common Stock             6,250                       1,070,757(3)         D

Explanation of Responses

(1)  These options originally related to one-half the number of shares at twice the exercise price, and were reported as such.
     The number of shares acquired and the related exercise price set forth above result from the two-for-one stock split effected by the Issuer on September 22, 1997.
(2)  One-fourth of these options become exercisable on March 13 of each of the years 2002 through 2005.
(3)  Represents the total number of stock options (right to buy) beneficially owned by the Reporting Person with respect to the Issuer's Common Stock.

                                                                                /s/ Mitchell S. Klipper              July 10, 2001
**Intentional misstatements or omissions of facts constitute                    -------------------------------   --------------------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **Signature of Reporting Person           Date
  15 U.S.C. 78ff(a).                                                                Mitchell S. Klipper

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

                                                                                                                                Page 2 of 2